COMMITTED TO EXCELLENCE

in Products and Service



PREFORMED LINE PRODUCTS
2002 ANNUAL REPORT


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BACK COVER FRONT COVER

PLP BRANDS

1) VARI-GRIP™ DEAD-END RODS
2) VARI-GRIP™ DEAD-END HOUSING
3) FIBERGUARD™ CLOSURE
4) AIR FLOW SPOILER
5) ARMADILLO® STAINLESS
6) GUY MARKERS
7) SPIRAL VIBRATION DAMPER
8) ARMADILLO® CLOSURE
9) CABLE DEMARCATION CLOSURE
10) FIBERLIGN® ALUMINUM SUSPENSION WITH RODS
11) WP17T WILDLIFE PROTECTOR
12) PEDESTAL BLOCK CONNECTOR
13) PEDESTAL BLOCK CONNECTOR WITH COVER
14) COYOTE® SPLICE TRAY
15) COYOTE® CROSS-CONNECT CLOSURE
16) COYOTE® PUP/RUNT SPLICE TRAY
17) ARMOR-GRIP® SUSPENSION
18) CONDUCTOR VIBRATION DAMPER
19) BLACK-JACK™ CLOSURE
20) WP2.25F WILDLIFE PROTECTOR
21) RANGER SERVISEAL® AND SUPER SERVISEAL® CLOSURES
22) ARMADILLO® URETHANE END PLATE
23) FIBERLIGN® ALUMINUM SUPPORT
24) FIBERLIGN® DIELECTRIC SUPPORT
25) COYOTE® DROP CABLE CLOSURE
26) CUSHION-GRIP™ SUSPENSION
27) COYOTE® CLOSURE END PLATE GROMMETS
28) CUSHION-GRIP™ CLAMP FOR T-2 CONDUCTOR
29) COYOTE® RUNT CLOSURE
30) TRI SPACER DAMPER

Thousands of dollars, except per share data. Year ended December 31

FINANCIAL HIGHLIGHTS	2002	2001
Net sales	$ 169,842	$ 196,365
Income (loss) before income taxes	(579)	7,432
Net income (loss)	(1,140)	5,176
Net income (loss) per share basic and diluted	(0.20)	0.90
Shareholders' equity	114,096	120,780
Shareholders' equity per share	19.76	20.98


$169,842
$196,365
$207,332
$195,245
$216,244
2002
2001
2000
1999
1998
Consolidated net sales


$(1,140)
$5,176
$11,051
$10,201
$19,006
2002
2001
2000
1999
1998
Consolidated net income (loss)

TO OUR SHAREHOLDERS

For almost all companies in almost all industries, 2002 was an unexpectedly unkind year. In our own marketing areas of energy and communications, we continued to confront the most challenging environments we have ever faced. Some of our customers have overbuilt their networks and overextended themselves financially. There are other players in our markets who have demonstrated an irresponsibility, both fiscal and ethical, unseen in the modern business era. For nearly all customers, capital spending ground to a halt; cost cutting became the primary focus of a one-step business plan. Regrettably, the FCC further complicated matters by continuing to insist that the regional Bells lease their lines to competitors at what the Bells feel are unsupportable rates.

Yet, while the business landscape is littered with victims of the world's economy, Preformed Line Products is definitely not one of them. Although we have suffered substantially, we are still strong, healthy and increasing our market share. As our competitors lessen their field support, reduce their customer service and decrease their product development, we remain fully committed to our industries in all areas and believe we will emerge more dominant than ever before.

Consolidated sales for 2002 were down 14% from 2001 to $169.8 million. 39% of this decrease was due to lower fiber optic sales, while the communications market accounted for 24% of the decrease and business in South America accounted for another 27%.

Internationally, sales were down 9% in 2002, much of this loss attributable to the economic destabilization of our South American markets. Sales in other parts of the world -- such as Great Britain and China – continued to be strong in 2002, and the outlook for 2003 suggests an increase in both sales and profits.

Our international position is quite strong. We have a global viewpoint, with local presence throughout the world, allowing us to manufacture a product which is of consistent design and quality from country to country. Customer service is considered one of our great strengths internationally as it is at home, and we were the recent recipient of Australia's Excellence in Export Award, presented to us by Prime Minister John Howard himself. And, as we have done in the United States, we continued to increase market share abroad at the expense of several competitors.

Financial Position

Operating income (loss) for 2002 was a loss of $426,000 against the previous year's operating income of $7,571,000. Net income declined from $5,176,000 in 2001 to a loss of $1,140,000 or ($.20) per share compared with 2001's $.90 per share.

At the end of the year, our working capital had increased from $45.6 million to $54.5 million. Current assets were $78.5 million versus current liabilities of $24 million. Shareholders' equity was $114.1 million.

Our balance sheet remains strong. We are poised to invest in new products and acquisitions and to aggressively pursue potential customers when the opportunities present themselves. Despite domestic operating losses, we still generated positive cash flows throughout the year and further reduced our outstanding debt. In 2002, our stock value remained relatively stable amidst one of the most unnerving investment periods that the communications and energy industries have ever faced. The company also continued its unbroken record of dividend payments, yielding 4.8% at the year-end's stock price.




COYOTE


ARMADILLO

Communications

Beginning in late 2000, the communications industry started a slow descent which continued in 2001 then truly accelerated in 2002. Never before has this industry faced such difficult circumstances. Many companies filed for bankruptcy, while most others cut back drastically in their capital spending. Chasing dreams that have yet to materialize, some companies simply overbuilt and overspent during the telecom boom of the late 1990s and now find demand to be far less than their capacities. Still others are stifled in their attempts to recoup their investment due to unfavorable government regulation.

Yet, there is a glimmer still there. Total demand for communications worldwide continues to rise 7% to 15% a year, and Internet traffic is growing substantially each year as well. At some point, these trends of stagnant communications construction and booming demand should cross and sales again will grow. Through our commitment to customer service and product improvement in this arena, we'll be ready when that happens.

Our domestic sales of communications products for 2002 were down 10%, a decline that nevertheless compared quite favorably with most others in the industry who lost sales to a much greater degree. Because of this circumstance, we not only retained key pieces of business, but also increased our share of market.

A good example of our capitalizing on the current status of the market was the business we established with one of the Midwestern region's Bell operating companies. When this customer started to place large orders with us for ARMADILLO® Stainless Steel Splice Cases, it created a huge and immediate need for training. From March through August, throughout a five-state area, dozens of PLP personnel worked together to train over 4,000 of the customer's employees. Additionally, our manufacturing division went into overdrive to produce 2,400 Power Circle Cutters required for the installation of these splice cases.

"...we not only retained key pieces of business, but also increased our share of market."

Another bright note in this industry last year was the incremental rise in military spending. This increase was due primarily to new needs for homeland defense and to improving the current infrastructure.

Several new products and product enhancements were brought to the market in 2002 or positioned for introduction in 2003. These included the COYOTE® Dome Closure and the COYOTE® Drop Cable Closure, designed to seize opportunities in the growing fiber-to-home market. The ARMADILLO® Closure continued to gain acceptance in the marketplace, being adopted by two major telecom service providers as a standard in 2002.

The CATV industry reflected the same economic climate as the rest of the communications industry, but its effect on our sales was even greater. One of the largest cable TV service providers in the U.S., a major PLP account, filed for bankruptcy in 2002, and the industry's general condition had a severe impact on our sales.

The remaining categories of business in the communications industry also suffered from lack of construction, with most sales continuing to come from basic maintenance projects. A major exception to this situation was the fiber-to-home market, which has become a strong and growing source of sales.

Internationally, the same economic conditions and market forces that governed the domestic market were in control of the world's communications markets. The only country not so adversely affected was China, which has considerable room for growth.

Special Industries

The products we create for Special Industries markets demonstrate the diversity of needs our brands can satisfy – from agricultural and mining to rail transit and elevators. Our primary markets in this sector, however, are the Tower/Antenna Industry and the Metal Building Industry.

TOWER/ANTENNA

Spending in this market remained cautious as it did in 2001, resulting in a considerable erosion in sales. Our reintroduction of the VARI-GRIP® Dead-End was received favorably, and we are slightly encouraged by the prospect of new business when both manufacturers and consumers eventually move in earnest to HDTV.

METAL BUILDING PRODUCTS

The company enjoyed a small increase in sales from this market in 2002 together with a simultaneous increase in market share. The major reasons for this added business were new construction and more designs for non-traditional building use.


VARIGRIP





Energy

While the meltdown that characterized the communications industry last year was far less severe in the energy industry, this segment of the business was still seriously depressed in 2002.

In the U.S., the business model for deregulation of the industry established several years ago continued to collapse at the same time as the nation's economic slowdown was reducing demand for utility products, particularly in the manufacturing area.


THERMOLIGN

In both transmission and distribution, business has become largely a maintenance business. Fortunately for PLP, as opposed to most of our competitors, many of our products precisely satisfy this specific need.

TRANSMISSION

Domestic sales last year to the transmission segment of the energy industry were down 1.5% from 2001. Not only did the industry move with extreme caution regarding new construction, but also any ambitions for such construction were suppressed by the poor economic environment. The Federal Energy Regulation Commission's inability to clearly define its vision of how the transmission grid should be structured under the deregulated model clearly has limited the utilities' willingness to invest in new transmission lines. In addition, there was a great deal of confusion regarding the valuation and future ownership of transmission assets.

Nevertheless, we continued the rollout of several new products for this market, including the VARI-GRIP® Dead-End, our THERMOLIGN™ family of products and the CUSHION-GRIP™ Suspension, which was introduced live via an exciting Web cast to our entire sales group.

In 2001, we began to develop a partnership with another company to manufacture and market a new line of Stockbridge Dampers. This opportunity proved to offer such a unique market opportunity that we took back this product development for ourselves in 2002.

A small, but interesting, product venture involved marketing another company's products designed to protect birds of prey from coming into contact with the energized conductors of our large transmission customers. While the sales potential for this product line is incremental, it promises to be profitable as well as benevolent.

Internationally, our reputation is strongest in the energy sector, particularly in transmission. We have developed a full line of products to respond to the demand of these varied markets. The CUSHION-GRIP™ Suspension and the new Spacer Dampers are good examples of product successes in the worldwide marketplace. Demand for transmission construction increases steadily in the large developing markets, such as China, and prospects for this industry remain generally strong for the years ahead.

DISTRIBUTION

The investment environment in this segment of the business reflected the same lethargy as in transmission. Yet, our domestic sales to this market were up almost 3% in 2002, primarily as a result






CUSHIONGRIP

of capturing additional market share. We have a full product line for the distribution market, manufactured and delivered to market where and when our customers need it. We support our customers with face-to-face involvement in their plans, problems and opportunities. And we continue to invest in research and development even as competitors vacate the scene. We believe the demand for underground construction will grow in this market and are accordingly placing greater emphasis on development of products for this function.

> "In both transmission and distribution, business has become largely a maintenance business. Fortunately for PLP, as opposed to most of our competitors, many of our products precisely satisfy this specific need."

FIBER OPTIC HARDWARE

When deregulation allowed power companies to get into the telecommunications business, it created a whole new market – a market that came to a screeching halt in 2002. While our business here was down substantially last year, we remain a premier supplier in this area and continue to support it through product development and sales service.

CONSULTATION

Because of our reputation in the power industry and our acknowledged leadership in research and technology, we have been able recently to offer our experience and know-how in the form of consulting. There is a continuing opportunity here for creating incremental sales, and we intend to capitalize on this capability in new ways.

CORPORATE INITIATIVE

In 2002, we expanded our implementation of Lean Manufacturing. This streamlining program assesses all the costs of manufacturing individual products and then works to eliminate unnecessary costs and reduce others. As this program takes hold domestically, we are expanding it to our international operation as well, a clearly more complex undertaking due to the diversity of cultures as well as the number of manufacturing sites.

In tandem with this effort is our Product Rationalization program, which involves evaluating individual products against their profitability and reviewing low-volume products to determine their contributions to the company's overall strength.



The Future

In most of the markets we serve, we are increasing market share and making new friends. We will work hard to ensure that this favorable advance continues by increasing our productivity and bringing new and helpful products to the marketplace. This momentum, along with a more cost-efficient operation corporate-wide, should also bring increases to our overall profitability.

In an uncertain and cautious economy, we remain strong and focused, with a clear vision of our future. Our strengths are several and important: our people, our products, our reputation, our technology, our dedication, our integrity. We remain committed to the customers and industries we serve and to an ever-increasing vigor in supporting them. We intend to be the best in all of these markets, manufacturing products of superb quality, backed with exceptional research and customer service.

In short, we're in it to win it.



JON R. RUHLMAN
Chairman



ROBERT G. RUHLMAN
President and Chief Executive Officer



Thousands of dollars, except per share data

Year ended December 31	2002	2001	2000	1999	1998
NET SALES AND INCOME					
Net sales	$ 169,842	$ 196,365	$ 207,332	$ 195,245	$ 216,244
Operating income (loss)	(426)	7,571	18,805	14,155	27,952
Income (loss) before income taxes	(579)	7,432	17,135	14,729	28,464
Net income (loss)	(1,140)	5,176	11,051	10,201	19,006
PER SHARE AMOUNTS*					
Net income (loss) - basic and diluted	$(0.20)	$0.90	$1.91	$1.71	$3.10
Dividends declared	0.80	0.75	0.60	0.60	0.58
Shareholders' equity	19.76	20.98	21.47	20.45	19.91
OTHER FINANCIAL INFORMATION					
Current assets	$ 78,522	$ 83,230	$ 87,783	$ 84,531	$84,250
Total assets	144,784	161,190	170,611	159,664	157,717
Current liabilities	23,954	37,638	26,244	24,790	24,002
Long-term debt	5,847	2,341	20,160	14,507	11,110
Shareholders' equity	114,096	120,780	123,856	119,194	121,776

* *Reflects adjustment for two-for-one stock split effected in the form of a 100% stock dividend on June 10, 1998*

Business Environment

The evolving regulatory environment in the energy and communication sectors over the last several years has forced the incumbent energy and communications service providers to share their networks with competitors. The effect of this policy has been twofold. It has discouraged start-up businesses from building their own networks, instead allowing them to piggyback on incumbent networks at low costs. Meanwhile, incumbents bear the full burden of the cost of maintaining the networks that they are forced to share in the face of increased competition. The result has severely limited the amount of capital these companies invest in both new construction and maintaining the existing infrastructure.

The regional Bell telephone companies (Bells) are the Company's primary customers in the telecommunications market. The recent Federal Communications Commission (FCC) ruling dictated that these Bells must continue leasing their lines to rivals such as WorldCom and AT&T Corp. The Bells claim that the lease rates are below their cost of providing service. Consequently, the incentive for the Bells to increase capital investment is minimized. However, the FCC eased the old regulation requiring the Bells to share their high-speed lines with their competitors. This increases the possibility that the Bells will become more aggressive in providing broadband equipment and lines to homes.

One of the major communication market sectors that was hit the hardest was the fiber optic infrastructure. During the late 1990s, a tremendous amount of fiber optic construction was driven by the assumption that capacity was required to manage an Internet economy with endless potential for growth. But by 2001, it became apparent that such expectations were exaggerated, and dot-com era optimism gave way to the realization that there was a major overbuild in the fiber optic infrastructure. The boom in construction resulted in significant fiber capacity that was not being fully utilized. Current estimates show it may be years before this excess capacity is absorbed and additional construction projects get under way.

A worldwide telecom recession, added competition from the burgeoning cell-phone industry, overblown expectations and optimism from the dot-com era, a glut of fiber optic infrastructure and the irregularities in business practices of certain communications companies contributed to the contraction of this market over the last several years.

Many of the Company's customers in the energy and communications markets contend with very high debt burdens, which have resulted in numerous bankruptcies, employee reductions and shrinking capital budgets.

Overview

The Company's 2002 results continued to deteriorate as a result of the foregoing and, in particular, the lack of capital spending in the energy, fiber optic cable, and telecommunications markets during 2002. Net sales and the resulting gross profit decreased 14% from the previous year. Sales in the Asia Pacific markets increased while sales in the North and South American marketplace decreased. Domestic sales accounted for approximately 66% of the decrease in consolidated sales as the communications markets (fiber optic and data communication) continued to contract. Latin American sales accounted for approximately 33% of the decrease as a result of the present governmental climate and the softness of their currency compared to the U.S. dollar. Changes in translation rates accounted for a $1.9 million reduction in sales.

During the third quarter of 2002, the Company recorded pre-tax abandonment charges of $4.7 million, related to its European data communications operations. This entails winding down a manufacturing operation, closing five sales offices, terminating leases and reducing personnel by approximately 130. This action was taken as a result of the continuing decline in the global telecommunication and data communication markets and after failing to reach agreement on an acceptable selling price on product supplied to a significant foreign customer. Approximately $3.3 million of the charge is related to asset write-downs, of which $2.1 million of inventory write-offs were recorded in Cost of products sold and $1.2 million of write-offs related to receivables were included in Costs and expenses on the Statements of Consolidated Operations. The remaining $1.4 million of the charge, included in Cost of products sold and Costs and expenses, relates to cash outlays for employee severance cost, cost of exiting leased facilities, the termination of other contractual obligations and transitional costs. Approximately $.5 million of the latter category of expenses was expended as of December 31, 2002, and the remaining cash outlays are anticipated to be completed by June 30, 2003. Other unusual charges recorded during the year included a $1.6 million asset impairment charge in accordance with *Statement of Financial Accounting Standards* (SFAS) No. 142, *Goodwill and Other Intangible Assets*, a charge of $.8 million to expense premiums paid in excess of cash surrender value on life insurance policies and a charge of $.5 million related to the cumulative translation adjustment for the abandoned operation. These unusual charges, which the Company believes to be one-time charges, reduced pretax income by $7.6 million and resulted in a reported loss of $1.1 million or $.20 per share in 2002.

During the third quarter of 2001, the Company recorded realignment charges related to its data communication business that resulted in a pre-tax charge of $3.1 million. These charges related to abandoning a three-year effort to enter the domestic market for local area network hubs and media converters and re-evaluation of the strategy for penetrating the Asia-Pacific market with its data communication products. The pre-tax charge of $3.1 million consisted of: $2.0 million of inventory write-offs (included in Cost of products sold); $.7 million write-down of assets (included in Costs and expenses); and $.4 million in severance payments, lease cancellations and related expenses (included in Costs and expenses).

The following table sets forth the Company's summarized results of operations for 2002 and 2001, deducting the unusual charges and realignment charges to arrive at amounts that are comparable. See Notes I and J in the Notes to Consolidated Financial Statements for a detailed discussion of these charges. These comparable results will be used to discuss 2002 results of operations compared to 2001. The Company believes this presentation provides greater clarity of the impact of the unusual charges on reported results by caption, allowing for a more thorough discussion of the remaining fluctuations in the results of operations by the Company's domestic and foreign segments.

Thousands of dollars, except per share data

Year ended December,	2002			2001		
	Reported Results	Unusual Charges	Comparable Results	Reported Results	Business Realignment Charges	Comparable Results
NET SALES AND INCOME (LOSS)						
Net sales	$ 169,842	-	$ 169,842	$ 196,365	-	$ 196,365
Gross profit	50,669	$ 2,580	53,249	59,099	$ 1,988	61,087
Costs and expenses						
Selling	21,870	714	21,156	24,924	287	24,637
General and administrative	22,346	1,534	20,812	20,815	170	20,645
Research and engineering	5,604	-	5,604	6,236	17	6,219
Other operating (income) expenses	1,020	1,171	(151)	1,568	659	909
Asset impairment	1,621	1,621	-	-	-	-
	52,461	5,040	47,421	53,543	1,133	52,410
Royalty income - net	1,366	-	1,366	2,015	-	2,015
Operating income (loss)	(426)	7,620	7,194	7,571	3,121	10,692
Other expense	(153)	-	(153)	(139)	-	(139)
Income (loss) before income tax	(579)	7,620	7,041	7,432	3,121	10,553
Income tax	561	1,957	2,518	2,256	1,092	3,348
Net income (loss)	(1,140)	5,663	4,523	5,176	2,029	7,205
PER SHARE AMOUNTS, BASIC AND DILUTED						
Net income (loss)	$(0.20)	$0.98	$0.78	$0.90	$0.35	$1.25

2002 Results of Operations Compared to 2001

In 2002 consolidated net sales were $169.8 million, a decrease of $26.5 million, or 14%, from 2001.

Domestic net sales of $95.8 million decreased $17.4 million, or 15%, due primarily to the continued softness in the data communication market and the collapse of the fiber optic cable market. Lower sales volume accounted for the majority of this decrease. The Company does not anticipate a significant favorable change from the present conditions in the data communication, fiber optic cable and related communication markets in the near term. Although the current market has contracted significantly, the Company believes that it has been able to maintain its market position by maintaining its existing customers while cultivating new ones. The Company believes that eventually the pent-up requirement to repair, replace and upgrade the current domestic infrastructure in the energy and communication markets, together with the construction initiatives to connect homes and businesses to the fiber optic cable in order to recover initial investments made in the fiber infrastructure, will lead to an expansion in the fiber optic, telecommunication, and energy markets served by the Company. The Company is developing several new products and modifying existing products in order to take advantage of the anticipated communication market expansion. However, no assurance can be given as to when the anticipated demand will materialize or that it will materialize at all.

Foreign net sales of $74 million decreased $9.1 million, or 11%, compared to last year. A decrease in sales in Latin American countries as a result of governmental reductions of capital expenditures for the improvement and expansion of communication and energy grids accounted for 75% of the decrease in foreign sales. The weakening of certain Latin American currencies against the U.S. dollar accounted for 21% of the decrease in foreign sales. These sales decreases, coupled with $2.9 million in lower foreign data communication sales, were partially offset by sales increases in the Asia Pacific and Western European regions. No individual foreign country accounted for 10% or more of the Company's consolidated net sales. Presently, the Latin American economic and political environment continues to be of concern and the Company has taken initiatives to reduce its cost structure in that region until the market recovers. As a result of the depressed Latin American market and the abandonment of the European data communications operations in 2002, the Company's 2003 foreign sales are anticipated to decline by approximately 10%.

Gross profit of $53.2 million for 2002 declined $7.8 million, or 13%, compared to 2001. This decrease is primarily the result of lower sales. Domestic gross profit decreased $3.5 million and foreign gross profit decreased $4.3 million compared to the previous year. Improvements in domestic manufacturing efficiencies and cost containment initiatives slightly improved the 2002 gross profit as a percent of sales.

Costs and expenses of $47.4 million decreased $5 million, or 10%, from 2001.

Domestic costs and expenses decreased $3.2 million from 2001 to $31 million. Selling expense was $13.4 million, a decrease of $2.2 million primarily as a result of a $.4 million reduction in commissions on lower sales, a $1 million decrease related to a reduction in employment levels and a $.6 million reduction in advertising and sales promotion. General and administrative expense increased $.7 million to $13.5 million compared to $12.8 million in 2001. This increase was due to an increase in bad debt expense of $1 million offset by decreased professional fees of $.3 million relating to registering the Company's common shares with the Securities and Exchange Commission during 2001. The increase in bad debt expense was attributable to several telecommunication customers declaring bankruptcy during 2002. Research and Engineering expense of $4.3 million represents a decrease of $.4 million from 2001 principally as a result of employee reductions. Other operating income of $.2 million improved $1.3 million from 2001, primarily as a result of lower goodwill and intangible asset amortization of $1.1 million, as a result of the adoption of SFAS No. 142.

Foreign costs and expenses decreased to $16.4 million or $1.8 million, when compared to 2001. The stronger dollar favorably impacted costs and expenses by $.5 million when foreign costs in local currency were translated to U.S. dollars. Excluding the currency impact, foreign selling expense of $7.7 million decreased $1.3 million. Lower commissions as a result of lower sales accounted for approximately one-half of this decrease. General and administrative expenses of $7.3 million decreased $.5 million due to employment reductions and other cost reduction efforts. Other operating expense increased $.5 million primarily as a result of the gain on disposal of assets being reduced by $.3 million when compared to 2001.

Royalty income for the year ended December 31, 2002 of $1.4 million is $.7 million lower than 2001 as a result of the decline in the domestic data communication market.

Operating income of $7.2 million for the year ended December 31, 2002 decreased $3.5 million, or 33%, compared to the previous year. This decrease was primarily a result of the $7.8 million decrease in gross profit, the decrease in royalty income of $.7 million offset by the $5 million reduction in costs and expenses. Domestic operating income decreased $1.1 million to $3 million in 2002 as a result of $3.5 million lower gross profit and the $.8 million reduction in royalty income partially offset by the $3.2 million reduction in domestic costs and expenses. Foreign operating income of $4.2 million decreased $2.4 million compared to the previous year primarily due to the $4.3 million decrease in gross profit partially offset by the $1.8 million reduction in costs and expenses. The Company's foreign operating income includes income of $2.6 million in income from China partially offset by operating losses of $1.4 million in Latin America and $.6 million in the European data communications operations.

The operating income attributable to China included the positive effect of a tax holiday (see Note F in the Notes to Consolidated Financial Statements), which will not be in effect to the same degree in 2003 and future years, and two major projects. There can be no assurance that the Company will sell products for similar projects during 2003.

Other expense for the year ended December 31, 2002 of $.2 million remained relatively unchanged from 2001 because a $.7 million reduction in interest expense resulting from lower debt was offset by a $.4 million decrease in interest income primarily due to interest received in 2001 on a one-time state tax refund and a $.4 million reduction in foreign joint venture equity income.

Income tax for the year ended December 31, 2002 of $2.5 million was $.8 million lower than the prior year. The effective tax rate increased to 36% in 2002 from 32% in 2001 primarily as a result of receiving dividends of $1.6 million from foreign equity investments, which are excluded from book income. Excluding the tax effect of this item, the effective rate would have been 29%. The Company has a tax holiday in China which grants an effective tax rate of 0% for the first two profit making years after utilizing any tax loss carryforwards and a 50% tax reduction for the succeeding three years which begins with 2003. The aggregate tax and per share favorable effect of this holiday was $.8 million or $.13 per share in 2002 and $.5 million or $.08 per share in 2001. The tax rate in China will increase from 0% in 2002 to 15% in 2003 resulting in an anticipated increase in income taxes of approximately $.3 million on sales comparable to 2002. See Note F in the Notes to Consolidated Financial Statements for further discussion of the differences between the overall statutory tax rate and the effective rate.

As a result of the above, net income for the year ended December 31, 2002 was $4.5 million which represents a decrease of $2.7 million, or 38%, compared to comparable results in 2001.

2001 Results of Operations Compared to 2000

In 2001, consolidated net sales were $196.4 million, a decrease of $11 million, or 5%, from 2000. Domestic net sales decreased $12.5 million, or 10%, primarily as a result of a decrease in volume. The volume decrease was attributable to softness in the domestic market for both the Company's data communication and formed wire products. Although the Company cannot quantify the amount, it believes the events of September 11th exacerbated an already slowing North American economy. The Company's 2001 fourth quarter revenues of $44.3 million were 10% below those of the fourth quarter 2000 and the third quarter of 2001. Foreign net sales increased $1.5 million, or 2%, primarily as a result of higher volumes. The stronger dollar in 2001 had a negative impact of $8.4 million when foreign sales were converted from native currency to U.S. dollars. Excluding the impact of foreign currency, foreign sales would have increased by 12% and consolidated sales would have decreased by only 1%.

Gross profit declined $4.4 million, or 7%, in 2001 compared to 2000. This decrease was primarily attributable to lower sales, including the impact of the stronger dollar.

Costs and expenses of $53.5 million increased $6.6 million, or 14%, over 2000. Expenses related to the introduction of the Company's data communication products to foreign markets accounted for approximately 57% of this increase while approximately 17% of the increase was the result of the business realignment charge. The rest of the increase was due to general increases including expenses associated with moving a plant in Mexico and fees associated with registering the Company's common shares with the Securities and Exchange Commission and listing the Company's common shares on the NASDAQ.

Royalty income of $2 million decreased $.2 million from 2000 as a result of higher foreign data communication royalty expense.

Operating income of $7.6 million is a decrease of $11.2 million, or 60%, from 2000. This decrease was the result of the $4.4 million decrease in gross profit, the increase in costs and expenses of $6.6 million and the $.2 million decrease in royalty income.

Expense of $.1 million included in other income (expense) was a $1.5 million improvement compared to 2000. This improvement is primarily attributable to an increase in earnings of foreign joint ventures of $.5 million, a reduction of interest expense of $.2 million, due to lower interest rates, and the non-recurrence of the $.9 million adjustment in 2000 of accumulated amortization pertaining to the Company's investment in qualified affordable housing project limited partnerships.

In 2001, income before income taxes decreased $9.7 million, or 57%, compared to 2000 as a result of the $11.2 million decrease in operating income offset by the reduction in other expense of $1.5 million.

The effective tax rate in 2001 was 30.4% compared to 35.5% in 2000. The difference in the effective rate is primarily due to the increased profitability of our low tax jurisdiction subsidiaries in 2001. See Note F in the Notes to Consolidated Financial Statements for further discussion of the differences between the statutory tax rate and the effective tax rate.

Overall, net income for 2001 of $5.2 million decreased $5.9 million, or 53%, compared to 2000. Earnings per share were $.90 for 2001 compared to $1.91 in 2000. Earnings per share for 2001 would have been $1.25 if the realignment charge was excluded.

Working Capital, Liquidity and Capital Resources

Net cash provided by operating activities was $18.6 million for 2002 despite a $1.1 million net loss. This was primarily a result of non-cash charges of $12.8 million included in the determination of the loss and $1.6 million in dividends received from non-consolidated affiliates that are excluded from book income in accordance with equity accounting. Additionally, working capital was reduced by $5.3 million.

Net cash used in investing activities was $3.5 million in 2002. During 2002, the Company sold the land and building of its former Birmingham foundry. This sale accounted for the majority of the amount included in proceeds from the sale of property and equipment. At December 31, 2002, the Company had open uncompleted purchase commitments for inventory and capital equipment of $.7 million. The Company is continually analyzing potential acquisition candidates and business alternatives but has no commitments that would materially impact the operations of the business. In addition, the Company has announced that it is pursuing strategic alternatives with respect to its domestic data communication operations.

Cash used in financing activities was $12.2 million in 2002. This consisted primarily of a reduction in debt of $7.9 million and dividend payments of $4.6 million.

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. See Note E in the Notes to Consolidated Financial Statements for further discussion on the future minimal rental commitment under these leasing arrangements. One such lease is for the Company's aircraft with a lease commitment through April 2012. Under the terms, the Company maintains the risk for the residual value in excess of the market value for the aircraft. At the present time, the Company believes its risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

The Company has evaluated its long-term borrowing requirements and completed amending its main credit facility. The bank approved the renewal of the credit facility and the Company's Board of Directors approved the new amendment during 2002. The Company's amendment to its primary revolving credit agreement matures December 31, 2005. The new amendment replaces the $40 million revolving credit agreement that would have expired on December 31, 2002 with a $20 million commitment. Interest rates under the amended revolving credit agreement are at the money market rate plus 1%. The effective interest rate at December 31, 2002 was 2.31%. The amended revolving credit agreement contains among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2002 the Company was not in compliance with a covenant related to interest expense coverage as a result of incurring a loss for the year. The Company has received a waiver from the bank related to the non-compliance. See Note D in the Notes to Consolidated Financial Statements for a more complete discussion of the Company's debt and credit arrangements. The Company's financial position remains strong and its current ratio at December 31, 2002 was 3.3:1 compared to 2.2:1 at December 31, 2001. At December 31, 2002, the Company's unused balance under its main credit facility was $15.5 million and its debt to equity percentage was 7%.

Although the Company believes its existing credit facilities, internally generated funds and ability to obtain additional financing will be sufficient to meet the Company's growth and operating needs for the next 12 months there are inherent risks related to each of these sources. Funds generated from continuing operations are contingent upon the general economy remaining flat or improving and the recovery of the energy and telecommunication market sectors in particular.

Contractual obligations are summarized in the following table:

Thousands of dollars	PAYMENT DUE BY PERIOD				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
CONTRACTUAL OBLIGATIONS					
Long-term debt	$ 7,523	$ 1,676	$ 5,077	$ 770	-
Operating leases	16,822	942	1,593	1,428	12,859
Purchase commitments	668	220	448	-	-

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Other intangibles continue to be amortized over their useful lives and will be assessed for impairment under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

The Company has adopted SFAS No. 142 as of January 1, 2002. Consequently, the Company discontinued the amortization of goodwill during 2002. Under this Statement, goodwill will be tested annually for impairment or if events or changes in circumstances indicate that the goodwill of a reporting unit might be impaired. The Company does not have any intangibles with indefinite lives except for goodwill. During the fourth quarter of 2002, the Company performed an interim goodwill impairment test pursuant to SFAS No. 142. The test was performed on one of the Company's domestic reporting units. To estimate the fair value of the reporting unit, management made estimates and judgements about future cash flows based on assumptions consistent with the Company's long-range plans. In addition, the Company used information obtained through market mechanisms to ascertain the fair value of its reporting unit. Based on the results of this analysis, it was determined that the goodwill of this reporting unit was fully impaired, and accordingly the Company recorded an asset impairment charge of $1.6 million.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for exit costs was recognized at the date of the entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The Company does not expect the adoption of this Statement to have a material impact on its financial statements and results of operations.

During November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also requires a guarantor to make new disclosures regarding guarantees. The disclosure requirements are effective for financial statements ending after December 15, 2002, and the Company has disclosed all such guarantees (see Note B to the Notes to Consolidated Financial Statements). The Company has adopted the applicable disclosure provisions of FIN 45 as of December 31, 2002 and does not believe that the adoption of the initial recognition and measurement provisions will have a significant effect on the financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure- an amendment of FAS* 123, *Accounting for Stock-Based Compensation*, effective for financial statements for fiscal years ending after December 15, 2002. This Statement amends SFAS No. 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends SFAS No. 123 and requires disclosure about the effects on reported net income with respect to the stock-based employee compensation. Lastly, this Statement amends APB Opinion No. 28, and requires disclosure about the effects of stock-based employee compensation in interim financial information. See Note G in the Notes to Consolidated Financial Statements for further details.

During January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* an interpretation of ARB No. 51, *Consolidated Financial Statements* (FIN 46). FIN 46 clarifies the accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has adopted the applicable disclosure provisions of FIN 46 in the financial statements and does not believe the adoption of the remaining provisions will have a significant effect on the financial statements.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions. The Company believes that the critical accounting policies are limited to those that are described below.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company records estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required. During 2002, the Company recorded additional allowances for doubtful accounts of $3.3 million and at December 31, 2002 the allowance represents 13% of its trade receivables, compared to 3% at December 31, 2001.

SALES RETURNS AND ALLOWANCES

The Company records a provision for estimated sales returns and allowances on product and service related sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns and other known factors, such as open authorized returns. At December 31, 2002 and 2001, these provisions accounted for less than .2% of consolidated net sales.

If future returns do not reflect the historical data the Company uses to calculate these estimates, additional allowances or reversals of established allowances may be required.

EXCESS AND OBSOLESCENCE RESERVES

The Company has provided an allowance for excess inventory and obsolescence based on estimates of future demand, which is subject to change. Additionally, discrete provisions are made when facts and circumstances indicate that particular inventories will not be utilized. At December 31, 2002 the allowance for excess inventory and obsolescence was 13% of gross inventories, compared to 6% at December 31, 2001. If actual market conditions are different than those projected by management, additional inventory write-downs or reversals of existing reserves may be necessary.

INVESTMENTS

The Company accounts for investments in two joint ventures in Japan under the equity method of accounting. The Company records an investment impairment charge when it believes that an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in the investment's current carrying value, thereby possibly requiring an impairment charge in the future.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

GOODWILL

In adopting SFAS No. 142, the Company performed its initial annual impairment tests for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. The Company engaged a third party to evaluate the model used in the fair value calculations. The Company then compared the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, the Company believes that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

The Company performs interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may not be recoverable. During the fourth quarter 2002, it became evident that the market valuation of one such domestic reporting unit had decreased such that it was highly probable that the related goodwill would not be recoverable. Therefore, at December 31, 2002, the Company has recorded a goodwill impairment charge of $1.6 million.

WARRANTY RESERVES

The Company establishes a warranty reserve when a known measurable potential exposure exists. In addition, such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. Should actual product failures and related costs to correct such product failures differ from management's estimates, revisions to the estimated warranty liability would be required. At December 31, 2002 and 2001, the Company's warranty reserve was less than $.2 million.

Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located. Although the Company does not regularly enter into derivative financial instruments, it has two foreign currency forward exchange contracts outstanding at December 31, 2002 whose fair value and carrying value are immaterial. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities, which consisted of borrowings of $8.8 million at December 31, 2002. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2002.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt and cash and short-term investments. A hypothetical 10% change in currency exchange rates would have a favorable/unfavorable impact on fair values of $2.7 million and on income before tax of $.06 million.

Report of Independent Accountants

To the Shareholders and Board of Directors of Preformed Line Products Company:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Preformed Line Products Company and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2000 were audited by other independent accountants whose report dated February 12, 2001 expressed an unqualified opinion on those financial statements.

As discussed in Note A to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to comply with the provisions of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 13, 2003

Report of Independent Accountants

Shareholders and Board of Directors, Preformed Line Products Company

We have audited the accompanying consolidated statements of income and cash flows of Preformed Line Products Company and subsidiaries for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations, shareholders' equity and cash flows of Preformed Line Products Company and subsidiaries for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Cleveland, Ohio
February 12, 2001

CONSOLIDATED BALANCE SHEETS

Thousands of dollars December 31	2002	2001
ASSETS		
Cash and cash equivalents	$ 11,629	$ 8,409
Accounts receivable, less allowance of $3,770 ($813 in 2001)	24,763	29,251
Inventories – net	33,750	38,637
Deferred income taxes – short-term	5,276	3,206
Prepaids and other	3,104	3,727
Total Current Assets	78,522	83,230
Property and equipment – net	48,569	54,206
Investments in foreign joint ventures	8,087	9,976
Deferred incomes taxes – long-term	863	1,435
Goodwill, patents and other intangibles – net	5,596	7,410
Other	3,147	4,933
Total Assets	$ 144,784	$ 161,190

See notes to consolidated financial statements.

Thousands of dollars, except share data

December 31	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 1,246	$ 1,201
Trade accounts payable	7,844	9,560
Accrued compensation and amounts withheld from employees	3,269	3,585
Accrued expenses and other liabilities	4,251	3,890
Accrued profit-sharing and pension contributions	4,176	4,130
Dividends payable	1,155	1,151
Income taxes	337	923
Current portion of long-term debt	1,676	13,198
Total Current Liabilities	23,954	37,638
Long-term debt, less current portion	5,847	2,341
Deferred income taxes - long-term	161	431
Minimum pension liability	726	-
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,772,710 and 5,757,030 issued and outstanding, net of 389,188 and 398,618 treasury shares at par, respectively.	11,545	11,514
Paid in capital	82	-
Retained earnings	123,124	128,721
Other comprehensive loss	(20,655)	(19,455)
Total Shareholders' Equity	114,096	120,780
Total Liabilities And Shareholders' Equity	$ 144,784	$ 161,190

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED OPERATIONS

Thousands of dollars, except per share data

Year ended December 31	2002	2001	2000
Net sales	$ 169,842	$ 196,365	$ 207,332
Cost of products sold	119,173	137,266	143,800
Gross Profit	50,669	59,099	63,532
Costs and expenses			
Selling	21,870	24,924	20,118
General and administrative	22,346	20,815	20,335
Research and engineering	5,604	6,236	5,709
Other operating expenses - net	1,020	1,568	744
Asset impairment	1,621	-	-
	52,461	53,543	46,906
Royalty income - net	1,366	2,015	2,179
Operating Income (loss)	(426)	7,571	18,805
Other income (expense)			
Equity in net income of foreign joint ventures	447	803	335
Interest income	287	685	682
Interest expense	(687)	(1,427)	(1,608)
Other expense	(200)	(200)	(1,079)
	(153)	(139)	(1,670)
Income (loss) Before Income Taxes	(579)	7,432	17,135
Income taxes	561	2,256	6,084
Net Income (loss)	$ (1,140)	$ 5,176	$ 11,051
Net income (loss) per share - basic and diluted	$(0.20)	$0.90	$1.91
Cash dividends declared per share	$0.80	$0.75	$0.60
Average number of shares outstanding-basic and diluted	5,766	5,755	5,790

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

Thousands of dollars, except share and per share data

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2000	$ 11,659	-	$ 121,223	$ (13,688)	$ 119,194
Net income	-	-	11,051	-	11,051
Foreign currency translation adjustment	-	-	-	(1,986)	(1,986)
Total comprehensive income	-	-	-	-	9,065
Purchase of 61,222 common shares	(123)	-	(812)	-	(935)
Cash dividends declared - $.60 per share	-	-	(3,468)	-	(3,468)
Balance at December 31, 2000	11,536	-	127,994	(15,674)	123,856
Net income	-	-	5,176	-	5,176
Foreign currency translation adjustment	-	-	-	(3,781)	(3,781)
Total comprehensive income	-	-	-	-	1,395
Purchase of 11,056 common shares	(22)	-	(133)	-	(155)
Cash dividends declared - $.75 per share	-	-	(4,316)	-	(4,316)
Balance at December 31, 2001	11,514	-	128,721	(19,455)	120,780
Net income (loss)	-	-	(1,140)	-	(1,140)
Foreign currency translation adjustment	-	-	-	(1,218)	(1,218)
Cumulative translation adjustment for liquidation of a foreign entity	-	-	-	490	490
Minimum pension liability - net of taxes of $254	-	-	-	(472)	(472)
Total comprehensive income (loss)	-	-	-	-	(2,340)
Issuance of 15,680 common shares	31	$ 82	158	-	271
Cash dividends declared - $.80 per share	-	-	(4,615)	-	(4,615)
Balance at December 31, 2002	$ 11,545	$ 82	$ 123,124	$ (20,655)	$ 114,096

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

Thousands of dollars

Year ended December 31	2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ (1,140)	$ 5,176	$ 11,051
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations			
Depreciation and amortization	9,018	10,320	11,411
Asset impairment	1,621	-	-
Noncash abandonment/realignment charges	3,301	2,668	-
Deferred income taxes	(2,124)	(263)	(838)
Cash surrender value of life insurance	821	-	-
Cumulative translation adjustment	490	-	-
Earnings of joint ventures	(447)	(803)	(335)
Other - net	111	(6)	44
Dividends received from joint ventures	1,628	185	438
Changes in operating assets and liabilities			
Receivables	3,910	1,588	(1,870)
Inventories	2,402	3,023	561
Trade payables and accruals	(2,083)	297	2,681
Income taxes	53	(2,946)	304
Other - net	1,020	(2,059)	57
Net Cash Provided by Operating Activities	18,581	17,180	23,504
INVESTING ACTIVITIES			
Capital expenditures	(4,706)	(6,196)	(14,388)
Business acquisitions	(39)	(1,058)	(5,724)
Proceeds from the sale of property and equipment	1,284	757	1,887
Net Cash Used in Investing Activities	(3,461)	(6,497)	(18,225)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	39	(503)	(1,285)
Proceeds from the issuance of long-term debt	14,588	17,673	24,443
Payments of long-term debt	(22,480)	(22,651)	(20,140)
Dividends paid	(4,615)	(4,030)	(3,479)
Issuance (purchase) of common shares	271	(155)	(935)
Net Cash Used in Financing Activities	(12,197)	(9,666)	(1,396)
Effects of exchange rate changes on cash and cash equivalents	297	(2,078)	(1,320)
Increase (decrease) in cash and cash equivalents	3,220	(1,061)	2,563
Cash and cash equivalents at beginning of year	8,409	9,470	6,907
Cash and Cash Equivalents at End of Year	$ 11,629	$ 8,409	$ 9,470

See notes to consolidated financial statements.

Tables in thousands, except per share data

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation of 2002.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Investments in Joint Ventures

Investments in joint ventures, where the Company owns at least 20% but less than 50%, are accounted for by the equity method. The Company is currently a minority partner in two joint ventures in Japan, holding a 49% ownership interest in Japan PLP Co. LTD. and a 24% ownership interest in Toshin Denko Kabushiki Kaisha. Dividends received from joint ventures totaled $1.6 million in 2002, $.2 million in 2001 and $.4 million in 2000.

Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with remaining maturities of three months or less at the time of acquisition.

Inventories

Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt. The carrying amount of all financial instruments approximates fair value.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the majority of the Company's assets is computed using accelerated methods over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years; with the exception of personal computers, which are depreciated over three years using the straight line method.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill and Other Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Patents and other intangible assets with definite lives represent primarily the value assigned to patents acquired with purchased businesses and are amortized using the straight-line method over their useful lives. Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to SFAS No. 142, *Goodwill and Other Intangible Assets*.

Research and Development

Research and engineering costs are expensed as incurred. Company sponsored costs for research and development of new products were $2.9 million in 2002, $2.7 million in 2001 and $2.3 million in 2000.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustments in shareholders' equity. Upon sale or upon substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is removed from accumulated foreign currency translation adjustment in shareholders' equity and reclassified to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Sales Recognition

Sales are recognized when products are shipped and title and risk of loss has passed to unaffiliated customers. Shipping and handling costs billed to customers are included in net sales while shipping and handling costs not billed to customers are included in cost of products sold.

Acquisitions

In April 2000, the Company acquired assets and assumed certain liabilities of Rack Technologies Pty. Limited whose results of operations are included in the consolidated financial statements from the date of acquisition. Rack Technologies Pty. Limited has two foreign locations and one domestic location. The Company accounted for this acquisition using the purchase method. The initial cash payment for this acquisition was $5.3 million. Under the terms of the acquisition agreement, the Company was obligated to make additional payments based on the acquired company's profitability of ongoing operations for the years ending 2000 and 2001. The Company made a payment of $.8 million in 2001 for the year 2000, and an immaterial payment in 2002. The payments were recorded as goodwill.

In addition, during April 2000, the Company acquired the remaining 20 percent minority interest in its subsidiary in China for $.4 million. This subsidiary's net sales and the Company's total investment in this subsidiary were not material for 2000, 2001 and 2002.

In December 2001, the Company acquired the remaining 2.4 percent minority interest in its subsidiary in Mexico for $.1 million. This subsidiary's net sales and the Company's total investment in this subsidiary are not material for 2000, 2001 and 2002.

Derivative Financial Instruments

In January 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity*. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Although the Company does not regularly enter into derivative financial instruments, it has two foreign currency forward exchange contracts outstanding at December 31, 2002, whose fair value and carrying value are immaterial. The Company does not hold derivatives for trading purposes.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but will be subject to annual impairment tests. Other intangibles continue to be amortized over their useful lives and will be assessed for impairment under SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

The Company has adopted SFAS No. 142 as of January 1, 2002. Consequently, the Company has discontinued the amortization of goodwill during 2002. Under this Statement, goodwill will be tested annually for impairment or if events or changes in circumstances indicate that the goodwill of a reporting unit might be impaired. The aggregate amortization expense for other intangibles with definite lives for the year ended December 31, 2002 was $.4 million, $1.6 million in 2001 and $1.9 million in 2000. Amortization expense is estimated to be $.4 million annually for 2003, 2004 and 2005 and $.3 million for 2006 and 2007. The Company does not have any intangibles with indefinite lives except for goodwill. During the fourth quarter of 2002, the Company performed an interim goodwill impairment test pursuant to SFAS No. 142. The test was performed on one of the Company's domestic reporting units. To estimate the fair value of the reporting unit, management made estimates and judgements about future cash flows based on assumptions consistent with the Company's long-range plans. In addition, the Company used information obtained through market mechanisms to ascertain the fair value of its reporting unit. Based on the results of this analysis, it was determined that the goodwill of this reporting unit was fully impaired, and accordingly the Company recorded an asset impairment charge of $1.6 million.

The following table sets forth the carrying value and accumulated amortization of goodwill and intangibles by segment at December 31, 2002. The second table includes the changes of net goodwill by segment for the year ended December 31, 2002.

The last table includes a reconciliation of reported net income to adjusted net income after goodwill amortization for the years ending December 31, 2002 and 2001.

December 31, 2002	DOMESTIC	FOREIGN	TOTAL
AMORTIZED INTANGIBLE ASSETS			
Gross carrying amount - patents and other intangibles	$ 7,409	$ 158	$ 7,567
Accumulated amortization - patents and other intangibles	(3,465)	(107)	(3,572)
Total	3,944	51	3,995
UNAMORTIZED INTANGIBLE ASSETS			
Gross carrying amount - goodwill	$ 9,047	$ 919	$ 9,966
Accumulated amortization - goodwill	(6,778)	34	(6,744)
Asset impairment	(1,621)	-	(1,621)
Total	648	953	1,601
TOTAL AMORTIZED AND UNAMORTIZED INTANGIBLE ASSETS	$ 4,592	$ 1,004	$ 5,596

GOODWILL	December 31, 2001	Activity and Earnouts	Impairments	December 31, 2002
Domestic	$ 2,269	$ -	$(1,621)	$ 648
Foreign	788	165	-	953
Total	$ 3,057	$ 165	$ (1,621)	$ 1,601

Year ended December 31	2002	2001
RECONCILIATION OF REPORTED NET INCOME (LOSS) TO ADJUSTED NET INCOME		
Reported net income (loss)	$ (1,140)	$ 5,176
Add back: Goodwill amortization, after income tax	-	694
Adjusted net income (loss)	$ (1,140)	$ 5,870
Basic earnings per share		
Reported net income (loss)	$(0.20)	$0.90
Goodwill amortization, after income tax	-	0.12
Adjusted net income (loss)	$(0.20)	$1.02
Diluted earnings per share		
Reported net income (loss)	$(0.20)	$0.90
Goodwill amortization, after income tax	-	0.12
Adjusted net income (loss)	$(0.20)	$1.02

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for exit costs was recognized at the date of the entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The Company does not expect the adoption of this Statement to have a material impact on its financial statements and results of operations.

During November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others* (FIN 45). FIN 45 requires certain guarantees to be recorded at fair value. The initial recognition and measurement provisions of FIN 45 are applicable, on a prospective basis, to guarantees issued or modified after December 31, 2002. FIN 45 also requires a guarantor to make new disclosures regarding guarantees. The disclosure requirements are effective for financial statements ending after December 15, 2002, and the Company has disclosed all such guarantees (see Note B to the Notes to Consolidated Financial Statements). The Company has adopted the applicable provisions of FIN 45 as of December 31, 2002, and does not believe that the adoption of the initial recognition and measurement provisions will have a significant effect on the financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure- an amendment of FAS 123, Accounting for Stock-Based Compensation*, effective for financial statements for fiscal years ending after December 15, 2002. This Statement amends SFAS No. 123, and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends SFAS No. 123 and requires disclosure about the effects on reported net income with respect to the stock-based employee compensation. Lastly, this Statement amends APB Opinion No. 28, and requires disclosure about the effects of stock-based employee compensation in interim financial information. See Note G in the Notes to Consolidated Financial Statements for further details.

During January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* an interpretation of ARB No. 51, *Consolidated Financial Statements* (FIN 46). FIN 46 clarifies the accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company has adopted the applicable disclosure provisions of FIN 46 in the financial statements and does not believe the adoption of the remaining provisions will have a significant effect on the financial statements.

NOTE B – SUPPLEMENTAL INFORMATION

December 31	2002	2001
INVENTORIES		
Finished products	$ 16,473	$ 19,525
Work-in-process	1,249	1,022
Raw materials	17,568	19,730
	35,290	40,277
Excess of current cost over LIFO cost	(1,540)	(1,640)
	$ 33,750	$ 38,637

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority (approximately $12.2 million in 2002 and $13.8 million in 2001) of its material portion of inventories in the United States. All other inventories are determined by the FIFO method.

December 31	2002	2001
PROPERTY AND EQUIPMENT – AT COST		
Land and improvements	$ 6,328	$ 6,510
Buildings and improvements	34,442	37,011
Machinery and equipment	81,396	76,108
Construction in progress	1,419	3,571
	123,585	123,200
Less accumulated depreciation	75,016	68,994
	$ 48,569	$ 54,206

Depreciation of property and equipment was $8.4 million in 2002, $8.5 million in 2001 and $8.4 million in 2000.

GUARANTEES

The Company establishes a warranty reserve when a known measurable exposure exists. Such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. The change in the carrying amount of warranty reserves for the year ended December 31, 2002 is as follows:

Balance at December 31, 2001	$ 147
Additions charged to costs	142
Deductions	(147)
Balance at December 31, 2002	$ 142

NOTE C – PENSION PLANS

Domestic hourly employees of the Company and certain employees of foreign subsidiaries who meet specific requirements as to age and service are covered by defined benefit pension plans. Net periodic benefit costs and obligations of the Company's foreign plans are not material. Net periodic benefit cost for the Company's domestic plan included the following components:

Year ended December 31	2002	2001	2000
Service cost	$ 470	$ 470	$ 487
Interest cost	564	544	530
Expected return on plan assets	(490)	(568)	(569)
Amortization of the unrecognized transition asset	13	13	13
Net periodic benefit cost	$ 557	$ 459	$ 461

The following tables set forth benefit obligations, assets and the accrued benefit cost of the Company's domestic defined benefit plan:

December 31	2002	2001
Projected benefit obligation at beginning of the year	$ 8,263	$ 8,036
Service cost	470	470
Interest cost	564	544
Actuarial (gain) loss	428	(636)
Benefits paid	(191)	(151)
Projected benefit obligation at end of year	$ 9,534	$ 8,263
Fair value of plan assets at beginning of the year	$ 7,345	$ 7,500
Actual return on plan assets	(833)	(539)
Employer contributions	73	535
Benefits paid	(191)	(151)
Fair value of plan assets at end of the year	$ 6,394	$ 7,345
Benefit obligations in excess of plan assets	$ (3,140)	$ (918)
Unrecognized net loss	2,610	859
Unamortized transition asset	-	13
Minimum pension liability	(726)	-
Accrued benefit cost	$ (1,256)	$ (46)

In determining the projected benefit obligation, the assumed discount rate was 6.75% for 2002 and 7.25% for 2001, the rate of increase in future compensation levels was 3.5% in 2002 and 2001 and the expected long-term rate of return on plan assets was 7.5% in 2002 and 2001. The Company's policy is to fund amounts deductible for federal income tax purposes. Expense for defined contribution plans was $2.7 million in 2002, $2.6 million in 2001 and $2.5 million in 2000. The Company recorded an additional minimum liability of $.7 million, $.5 million net of tax benefit, in Shareholders' equity by a charge to other comprehensive income.

NOTE D - DEBT AND CREDIT ARRANGEMENTS

December 31	2002	2001
SHORT-TERM DEBT		
Secured Notes		
Chinese Rmb denominated at 5%	$ 1,208	-
Unsecured short-term debt		
US $ denominated at 2.87%	-	$ 1,170
Other short-term debt at 3.8 to 4.8%	38	31
Current portion of long-term debt	1,676	13,198
Total short-term debt	2,922	14,399
LONG-TERM DEBT		
Revolving credit agreement	4,500	11,000
Australian dollar denominated term loans (A$3,000 and A$7,000), at 6.15 to 6.38% currently, due annually 2003-2007	2,408	2,227
Brazilian Reais denominated term loan (R$2,100) at 11.8%, due 2003	599	1,262
Other loans in various denominations, due 2003-2004	16	1,050
Total long-term debt	7,523	15,539
Less current portion	(1,676)	(13,198)
	5,847	2,341
Total debt	$ 8,769	$ 16,740

During 2002, the Company completed an amendment to its primary revolving credit agreement that matures December 31, 2005. The new amendment replaces the $40 million revolving credit agreement that would have expired on December 31, 2002 with a $20 million commitment. Interest rates under the amended revolving credit agreement are at the money market rate plus 1%. The effective interest rate at December 31, 2002 was 2.31%. At December 31, 2001, the Company had $11 million outstanding under the prior revolving credit agreement which was classified as short-term. As a result of positive cash flow from operations, the Company has lowered its outstanding debt under the revolver at December 31, 2002 to $4.5 million, which is classified as long-term. The amended revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2002 the Company was not in compliance with a covenant related to interest expense coverage as a result of incurring a loss for the year. The Company has received a waiver from the bank related to the non-compliance.

Aggregate maturities of long-term debt during the next five years are as follows: 2003, $1.7 million; 2004, $.2 million; 2005, $4.9 million; 2006, $.4 million and 2007, $.4 million.

Interest paid was $.6 million in 2002, $1.3 million in 2001 and $1.6 million in 2000.

NOTE E – LEASES

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. Rental expense was $1.3 million in 2002, $1.4 million in 2001 and $1.3 million in 2000. Future minimum rental commitments having non-cancelable terms exceeding one year are $.9 million in 2003, $.8 million in 2004, $.8 million in 2005, $.7 million in 2006, $.7 million in 2007 and an aggregate $12.9 million thereafter.

NOTE F – INCOME TAXES

The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax bases of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

The components of income tax expense are as follows:

December 31	2002	2001	2000
CURRENT			
Federal	$ 1,070	$ 716	$ 2,753
Foreign	1,317	1,458	3,662
State and local	298	345	507
	2,685	2,519	6,922
DEFERRED			
Federal	(1,713)	(511)	(575)
Foreign	(428)	324	(178)
State and local	17	(76)	(85)
	(2,124)	(263)	(838)
	$ 561	$ 2,256	$ 6,084

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Operations are summarized as follows:

Year ended December 31	2002	2001	2000
Tax at statutory rate of 35%	$ (202)	$ 2,603	$ 5,996
State and local taxes, net of federal benefit	315	175	274
Non-deductible expenses	402	344	604
Non-U.S. tax rate variances net of foreign tax credits	(101)	(962)	(890)
Valuation allowance	227	-	-
Other, net	(80)	96	100
	$ 561	$ 2,256	$ 6,084

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) are as follows:

December 31	2002	2001
DEFERRED TAX ASSETS		
Accrued compensation benefits	$ 691	$ 696
Depreciation and other basis differences	1,701	1,717
Inventory obsolescence	1,612	770
Allowance for doubtful accounts	1,387	284
Benefit plans reserves	896	657
Closure reserves	379	-
NOL carryforwards	316	95
Other accrued expenses	736	517
Gross deferred tax assets	7,718	4,736
Valuation allowance	(506)	(95)
Net deferred tax assets	7,212	4,641
DEFERRED TAX LIABILITIES		
Depreciation and other basis differences	(899)	(431)
Inventory	(290)	(382)
Other	(45)	(228)
Net deferred tax liabilities	(1,234)	(1,041)
Net deferred tax assets	$ 5,978	$ 3,600

December 31	2002	2001
CHANGE IN NET DEFERRED TAX ASSET		
Provision for deferred tax	$ (2,124)	$ (263)
Items of other comprehensive loss	(254)	-
Total change in net deferred tax	$ (2,378)	$ (263)

A deferred tax valuation allowance has been established for a portion of the foreign tax credit carryforwards and certain net state deferred tax assets due to the uncertainty of realizing future benefits from these temporary items.

The Company has not provided for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in operations outside the U.S. The amount of such earnings was approximately $49 million at December 31, 2002. If distributed, the earnings would be subject to withholding taxes but would be substantially free of U.S. income taxes.

In accordance with the applicable tax laws in China, the Company is entitled to a preferential tax rate of 0% for the first two profit making years after utilization of any tax loss carryforwards, which may be carried forward for five years; and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was $751,000, or $.13 per share, for 2002, $488,000, or $.08 per share, for 2001, and $0 for 2000.

Income taxes paid, net of refunds, were $2.2 million in 2002, $4.7 million in 2001 and $6.2 million in 2000.

NOTE G – STOCK OPTIONS

The 1999 Stock Option Plan (Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2002, there were 138,000 shares remaining available for issuance under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, 100% after three years and expire from five to ten years from the date of grant.

	2000		2001		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	-	-	155,000	$15.32	157,000	$15.32
Granted	155,000	$15.32	2,000	15.00	5,000	18.75
Exercised	-	-	-	-	6,250	15.13
Forfeited	-	-	-	-	6,250	15.13
Outstanding at December 31,	155,000	15.32	157,000	15.32	149,500	15.45

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$15.13 - $16.64	142,500	6.4 YEARS	$15.34	106,250	$15.34
15.00	2,000	8.3 YEARS	15.00	1,000	15.00
18.75	5,000	9.3 YEARS	18.75	-	-
	149,500	6.5 YEARS	15.45	107,250	15.34

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applies the intrinsic value based method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for stock options granted to employees to purchase common shares. Under this method, compensation expense is measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded.

SFAS 123 requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. If the fair value method to measure compensation cost for the Company's stock compensation plan had been used, the Company's net income would have been reduced by $.04 million in 2001 ($.01 per share) and $.5 million in 2000 ($.09 per share). The impact on 2002 was immaterial. For purposes of this pro forma disclosure, the estimated fair value of the options is amortized ratably over the vesting period.

Year Ended December 31	2002	2001	2000
Net income (loss), as reported	$ (1,140)	$ 5,176	$ 11,051
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards net of related taxes	6	41	491
Pro forma net income (loss)	$ (1,146)	$ 5,135	$ 10,560
Earnings per share:			
Basic - as reported	$(0.20)	$0.90	$1.91
Basic - pro forma	$(0.20)	$0.89	$1.82
Diluted - as reported	$(0.20)	$0.90	$1.91
Diluted - pro forma	$(0.20)	$0.89	$1.82

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31	2002	2001	2000
Risk-free interest rate	4.60%	5.50%	5.88%
Dividend yield	4.22%	3.74%	3.97%
Expected life	10 YEARS	10 YEARS	5 YEARS
Expected volatility	21.1%	29.5%	25.6%

NOTE H - COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31	2002	2001	2000
NUMERATOR			
Net income (loss)	$ (1,140)	$ 5,176	$ 11,051
DENOMINATOR			
Determination of shares			
Weighted average common shares outstanding	5,766	5,755	5,790
Dilutive effect - employee stock options	-	-	-
Diluted weighted average common shares outstanding	5,766	5,755	5,790
EARNINGS PER COMMON SHARE			
Basic	$(0.20)	$0.90	$1.91
Diluted	$(0.20)	$0.90	$1.91

Due to the net loss from operations for the year ended December 31, 2002, 149,500 of stock options were excluded from the calculation of earnings per share, as the result would have been anti-dilutive. For the years ended December 31, 2001 and 2000, approximately 157,000 and 155,000 of stock options were excluded from the calculation of earnings per share due to the market price being lower than the exercise price, and the result would have been anti-dilutive.

NOTE I – BUSINESS ABANDONMENT AND REALIGNMENT CHARGES

Business Abandonment Charge

During the third quarter of 2002, the Company recorded a charge to write-off certain assets and to record severance payments related to closing its data communications operations in Europe. This entails winding down a manufacturing operation, closing five sales offices, terminating leases and reducing personnel by approximately 130. This action was taken as a result of the continuing decline in the global telecommunication and data communication markets and after failing to reach agreement on an acceptable selling price on product supplied to a significant foreign customer. The Company incurred a pre-tax charge of $4.7 million for these activities. Approximately $3.3 million of the charge is related to asset write-downs, of which $2.1 million of inventory write-offs were recorded in Cost of products sold and $1.2 million of write-offs related to receivables was included in Costs and expenses on the Statements of Consolidated Operations. The remaining $1.4 million of the charge, included in Cost of products sold and Costs and expenses, relates to cash outlays for employee severance cost, cost of exiting leased facilities, the termination of other contractual obligations and transitional costs. Approximately $.5 million of the latter category of expenses was expended as of December 31, 2002, and the remaining cash outlays are anticipated to be completed by June 30, 2003.

SFAS No. 52, *Foreign Currency Translation*, provides for the transfer to earnings of all or part of the relevant portion of the foreign currency component of equity upon "substantially complete liquidation" of an investment in a foreign subsidiary. At December 31, 2002, a significant portion of the Company's European data communication operations noted above have already been liquidated, all manufacturing has ceased, long-lived assets were transferred and the remaining working capital is in the process of being liquidated. Accordingly, the Company recorded a $.5 million currency translation charge to earnings that was previously recorded as the cumulative translation adjustment in shareholders' equity.

Business Realignment Charge

During the third quarter of 2001, the Company recorded business realignment charges to write-off assets and to record severance payments related to its data communication product line. These charges included abandoning a three-year effort to expand into the market for local area network hubs and media converters and reevaluation of the strategy for penetrating the Asia-Pacific market with its data communication products. The Company incurred a pre-tax charge of $3.1 million for these activities. Approximately $2.7 million of the pre-tax charge was to reduce working capital and long-lived assets. The remaining $.5 million was for cash outlays related to severance, earned vacation, costs of exiting leased office space and other contractual obligations. All cash outlays were completed by December 31, 2001.

NOTE J – UNUSUAL CHARGES

During the year, the Company changed its split dollar life insurance program on certain key directors by replacing existing policies and increasing coverage by $13 million. These new policies resulted in a cash surrender value (CSV) lower than cumulative premiums paid on the policies primarily as a result of penalties in the event of an early termination of the policy. As a result, pursuant to Financial Technical Bulletin 85-4, *Accounting for Purchases of Life Insurance*, the Company recorded a charge of $.8 million in 2002. These expenses will not be realized unless the Company decides to cancel the policies. The Company intends to hold these policies for the life of the insured individuals and therefore does not expect to realize any loss.

NOTE K – BUSINESS SEGMENTS

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunications, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe and Asia.

The Company's segments are based on the way management makes operating decisions and assesses performance. The Company's operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A. No individual foreign country accounted for 10% or more of the Company's consolidated net sales or assets for the years presented. It is not practical to present revenues by product line by segments.

	2002	2001	2000
NET SALES			
Domestic	$ 95,870	$ 113,308	$ 125,764
Foreign	73,972	83,057	81,568
Total net sales	$ 169,842	$ 196,365	$ 207,332
INTERSEGMENT SALES			
Domestic	$ 2,084	$ 4,177	$ 4,996
Foreign	1,066	597	732
Total intersegment sales	$ 3,150	$ 4,774	$ 5,728
OPERATING INCOME (LOSS)			
Domestic - before realignment charge	$ 2,498	$ 4,133	$ 8,535
Domestic - realignment charge	-	(2,601)	-
Foreign - before abandonment/realignment charge	4,696	6,559	10,270
Foreign - abandonment/realignment charge	(4,688)	(520)	-
Domestic - unusual charges	(2,442)	-	-
Foreign - unusual charges	(490)	-	-
	(426)	7,571	18,805
EQUITY IN NET INCOME OF JOINT VENTURES	447	803	335
INTEREST INCOME			
Domestic	-	254	58
Foreign	287	431	624
	287	685	682
INTEREST EXPENSE			
Domestic	(270)	(953)	(1,206)
Foreign	(417)	(474)	(402)
	(687)	(1,427)	(1,608)
OTHER EXPENSE	(200)	(200)	(1,079)
INCOME BEFORE INCOME TAXES	$ (579)	$ 7,432	$ 17,135
IDENTIFIABLE ASSETS			
Domestic	$ 74,388	$ 85,934	$ 97,905
Foreign	62,309	65,280	62,558
	136,697	151,214	160,463
Corporate	8,087	9,976	10,148
Total assets	$ 144,784	$ 161,190	$ 170,611
LONG-LIVED ASSETS			
Domestic	$ 47,302	$ 55,667	$ 59,852
Foreign	18,097	20,858	21,653
	$ 65,399	$ 76,525	$ 81,505
EXPENDITURE FOR LONG-LIVED ASSETS			
Domestic	$ 2,293	$ 3,666	$ 9,571
Foreign	2,413	2,530	4,817
	$ 4,706	$ 6,196	$ 14,388
DEPRECIATION AND AMORTIZATION			
Domestic	$ 6,312	$ 7,905	$ 9,302
Foreign	2,706	2,415	2,109
	$ 9,018	$ 10,320	$ 11,411

Transfers between geographic areas are generally above cost and consistent with rules and regulations of governing tax authorities. Corporate assets are equity investments in joint ventures.

NOTE L – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Three months ended	March 31	June 30	September 30	December 31
2002				
Net sales	$ 44,008	$ 44,854	$ 41,587	$ 39,393
Gross profit	14,542	13,954	11,533	10,640
Income (loss) before income taxes	2,903	1,512	(2,445)	(2,549)
Net income (loss)	2,001	1,037	(2,099)	(2,079)
Net income (loss) per share, basic and diluted	$0.35	$0.18	$(0.37)	$(0.36)
2001				
Net sales	$ 50,073	$ 52,863	$ 49,127	$ 44,302
Gross profit	15,019	17,172	13,518	13,390
Income before income taxes	2,081	3,960	184	1,207
Net income	1,121	2,870	158	1,027
Net income per share, basic and diluted	$0.19	$0.50	$0.03	$0.18

Third quarter 2002 includes a business abandonment charge of $3.3 million ($.57 per share). Fourth quarter 2002 includes a $1.1 million ($.19 per share) asset impairment charge. Third quarter 2001 includes a business realignment charge of $2.0 million ($.35 per share). See Note I in the Notes to Consolidated Financial Statements for further discussion of these business abandonment and realignment charges.

NOTE M – RELATED PARTY TRANSACTIONS

The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. In 2000, 2001 and 2002, the Company paid $691,000, $658,000, and $658,000, respectively, to Ruhlman Motorsports in sponsorship fees. In addition, in 2000, 2001 and 2002 the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $80,000, $0, and $159,000, respectively, to Ruhlman Motorsports in sponsorship fees. This sponsorship provides the Company with a unique venue to entertain the Company's customers and to advertise on the race car, which participates on the Trans-Am racing circuit.

The Company believes that its sponsorship contract with Ruhlman Motorsports is as favorable to the Company as a similar contract with a similar independent third-party racing team would be.

MARKET FOR REGISTRANT'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 17, 2003, the Company had approximately 223 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and the over–the-counter market (OTC) under the symbol "PLIN" and (ii) the amount per share of cash dividends paid by the Company. The Company's Common Shares began trading on the NASDAQ on September 18, 2001. The OTC Common Share price history below is based on the high and low selling price as quoted by McDonald Investments, Inc. a market maker for the Company's Common Shares. The quotations do not reflect adjustments for retail markups, markdowns or commissions and may not necessarily reflect actual transactions.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of the current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

Year ended December 31	2002			2001		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$20.25	$18.25	$0.20	$17.25	$13.00	$0.15
Second	20.45	18.15	0.20	22.00	13.88	0.20
Third	20.23	16.80	0.20	21.00	17.00	0.20
Fourth	19.70	15.65	0.20	19.50	14.50	0.20

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding the Company's and management's beliefs and expectations concerning the Company's future performance or anticipated financial results, among others. Except for historical information, the matters discussed in this report are forward-looking statements that involve risks and uncertainties, which may cause results to differ materially from these set forth in these statements. Among other things, factors that could cause actual results to differ materially from those expressed in such forward-looking statements include regulation affecting the markets in which the Company's customers operate, the strength of the economy and the demand for the Company's products, increases in raw material prices, the Company's ability to identify, complete and integrate acquisitions for profitable growth, and other factors described under the headings "Cautionary Statement With Respect to Forward-Looking Statements:" and "Risk Factors" in the Company's Form 10-K filed with the SEC for the year ended December 31, 2002. The Form 10-K and the Company's other filings with the SEC can be found on the SEC's Web site at http://www.sec.gov. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

PLP's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002, is available without cost to shareholders upon written request to PLP at the corporate headquarters.

Directors

Jon R. Ruhlman
Chairman

Robert G. Ruhlman
President and
Chief Executive Officer

Frank B. Carr
Private Investor

John D. Drinko
Attorney
Baker & Hostetler LLP

Wilber C. Nordstrom
Consultant

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

Officers

Jon R. Ruhlman
Chairman

Robert G. Ruhlman
President and
Chief Executive Officer

Jon Barnes
Vice President
Marketing and Sales

J. Cecil Curlee, Jr.
Vice President
Human Resources

Eric R. Graef
Vice President
Finance and Treasurer

William H. Haag III
Vice President
International Operations

Robert C. Hazenfield
Vice President
Research and Engineering

J. Richard Hamilton
Secretary

Domestic Plant Locations

Arkansas
Rogers

North Carolina
Albemarle
Charlotte

SUBSIDIARIES

Superior Modular Products
Asheville, North Carolina

International Operations

SUBSIDIARIES

Australia
Preformed Line Products (Australia) Ltd.
Rack Technologies Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

South Africa
Preformed Line Products
(South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

BBR Systems Ltd.
Glenrothes Fife, Scotland

JOINT VENTURES

Japan
Japan PLP Company, Ltd.
Tokyo, Japan

Toshin Denko Kabushiki Kaisha
Osaka, Japan

Auditors

PricewaterhouseCoopers LLP

Registrar & Transfer Agent

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

MAILING ADDRESS

P.O. Box 92301
Cleveland, Ohio 44193-0900

Common Shares

PLP common shares are traded on the NASDAQ National Market under the ticker symbol: PLPC

Corporate Headquarters

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.



PREFORMED LINE PRODUCTS COMPANY
660 Beta Drive, Mayfield Village, OH 44143
www.preformed.com inquiries@preformed.com

Mailing Address: PO Box 91129, Cleveland OH 44101